April 20, 2020

Elena Stojic

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Advisors Disciplined Trust 2011 (the “Fund”)
(File No. 333-236192)(CIK# 1797651)

Ms. Stojic:

On behalf of Advisors Asset Management, Inc. (the “Sponsor”), depositor and principal underwriter of the Fund, we are submitting this correspondence filing at the request of Elena Stojic of the staff of the Securities and Exchange Commission (the “Commission”). Ms. Stojic requested that the Sponsor consider whether it should tailor its risk disclosure related to the COVID-19 pandemic more closely to the Fund’s holdings. The Sponsor has considered the disclosure that was sent via email between Kate Poorbaugh and Ms. Stojic on April 16, 2020 and believes that it adequately reflects the risks that the COVID-19 pandemic will have on the Fund.

If you have any questions, please do not hesitate to contact Matthew T. Wirig at (312) 845-3432 or Scott R. Anderson at (312) 845-3834.

Very truly yours,

Chapman and Cutler LLP

By	/s/ CHAPMAN AND CUTLER LLP
Chapman and Cutler LLP